EXHIBIT 99

On October 31, 2002, Redwood West Coast, LLC exchanged 2,800 shares of Series B Convertible
Preferred Stock of Synbiotics Corporation for 2,800 shares of Series C Convertible Preferred Stock of
Synbiotics Corporation. Redwood West Coast, LLC is the beneficial owner of 2,800 shares of Series C
Convertible Preferred Stock of Synbiotics Corporation. Mr. Ruyan is a 56.0053% owner of Redwood West
Coast, LLC - owning 54.0071% individually and 1.9982% through Redwood Holdings, LLC (Mr. Ruyan is a 49.8% owner Redwood Holdings, LLC). In addition, Mr. Ruyan serves on the Management Committee of Redwood West Coast, LLC, which has sole voting and dispositive power with respect to the shares.
The shares are convertible into shares of common stock at any time into such number of shares of common stock by dividing each share of Series C Convertible Preferred Stock, valued at $1,000, by the conversion price - initially set at $0.1286 (these conversion features are identical to that of the Series B
Convertible Preferred Stock). Mr. Ruyan disclaims beneficial ownership of the shares reflected above, except to the extent of his direct and indirect pecuniary interest in Redwood West Coast, LLC.